Melissa Melzer
(561) 893-8733
mmelzer@bergersingerman.com

April 7, 2009

VIA FEDERAL EXPRESS

Ms. Sherry Haywood
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Edd Helms Group, Inc.
Preliminary Information Statement on Schedule 14C
File No. 01-17978

Dear Ms Haywood:

We are in receipt of your comment letter dated April 3, 2009 regarding the Preliminary Information Statement on Schedule 14C filed on behalf of Edd Helms Group, Inc. We have revised the documents based on your comments and/or suggestions as outlined below.

Revised Preliminary Information Statement on Schedule 14C

Fairness of the Reverse Stock Split, page 16

1.

We note your response to prior comment 10 of your letter dated March 12, 2009 and we reissue the comment in part. Disclosure on pages 17 and 22 indicates a value higher than the value of the consideration offered to unaffiliated security holders. For example, you indicate on page 17 that the Company repurchased shares in connection with the termination of an employee stock ownership plan at a per share price of $.42. As another example, you disclose on page 22 that historical quoted market prices in the over-the-counter market during all of 2008 varied from a high of $0.51 per share to a low of $0.27 per share. As requested in our prior comment 10, your disclosure should specifically address the difference between such disclosed values and the $.40 per share offered to unaffiliated security holders and should include a statement of the bases for the belief as to fairness in light of such difference. In addition, given the reference in the third bullet point on page 22 to a historical quoted market price of $.51 per share, please also correct the sentence immediately following the bullet points on page 22, as it currently indicates that “all of the above share values are lower than the proposed $.40 per share repurchase price for the fractional shares...

          This information has been added to the preliminary information statement as follows:

Ms. Sherry Haywood
April 7, 2009

With the exception of the historical quoted market prices in the over-the-counter market during 2008 which varied from a high of $0.51 per share to a low of $0.27 per share, the above per share values are lower than the proposed $0.40 per share repurchase price for the fractional shares that would be created as a result of the proposed reverse stock split by Edd Helms Group.

In arriving at the $0.40 per share offer to unaffiliated stockholders, the Company considered the current and historical market prices, the net book value of the common stock, the going concern and liquidation values, and prior stock purchases. An enterprise or fair market value was then used to calculate a per share price for the outstanding common stock of the Company with the application of a reasonable discount given the lack of control by stockholders other than Edd Helms, Jr. and the absence of an active trading market for the shares of the Company.

While the Company repurchased shares in connection with the termination of an employee stock ownership plan at a per share price of $0.42, this occurred in 2007. Further, while the market price in the over-the-counter market reached a high of $0.51 per share in 2008, if this figure is averaged with the low market price of $0.27 per share also reached in 2008, the resulting figure is $0.39 per share. It was the consideration of all of the above figures that leads the Company to believe in the fairness of the resultant $0.40 per share offer to the unaffiliated stockholders.

2.

We note your response to question 11 and reissue the comment in part. Briefly describe the method of selection of Florida Corporate Finance. Also, disclose whether any part of the $2,500 fairness opinion fee paid to Florida Corporate Finance was contingent on the approval of this transaction.

          This information has been added to the preliminary information statement as follows:

No material relationship exists between the Company and Florida Corporate Finance, although Florida Corporate Finance had provided acquisition search services for the Company several years ago. The Company chose Florida Corporate Finance to prepare the Fairness Opinion based on prior business dealings between the Company and Florida Corporate Finance. The compensation paid to Florida Corporate Finance by the Company for preparation of the Fairness Opinion was $2,500.00. This figure was arrived at through negotiations between the two parties. No part of the $2,500.00 fee paid to Florida Corporate Finance was contingent on the approval of this transaction.

Ms. Sherry Haywood
April 7, 2009

Form 10-Q for the Quarterly Period Ended November 30, 2008

Item 4, Controls and Procedures, page 9

3.

We note that you did not respond to question 13 of our letter dated February 25, 2009. Please confirm for us supplementally that as long as your reporting obligations continue you will in future filings, disclose the information required by Item 307 of Regulation S-K and Item 308(c) of Regulation S-K.

          As long as the Company’s reporting obligations continue, the Company will, in future filings, disclose the information required by Item 307 of Regulation S-K and Item 308(c) of Regulation S-K.

Certifications

4.

We note that you did not respond to question 14 of our letter dated February 25, 2009. Please confirm for us supplementally that as long as your reporting obligations continue you will in future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

          As long as the Company’s reporting obligations continue, the Company will, in future filings, file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

          Please contact the undersigned should you have any further questions, concerns or comments regarding the Preliminary Information Statement on Schedule 14C and/or the Schedule 13E-3 filed by Edd Helms Group, Inc.

Sincerely,

BERGER SINGERMAN

Melissa Melzer

cc:	W. Edd Helms, Jr.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED SCHEDULE 14C
Information Statement
Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:

a.	☒ Preliminary Information Statement (Definitive Information Statement to be released to shareholders on April 16, 2009)
b.	☐ Confidential, for Use of the Commission Only (as permitted by Rule l4c-5(d) (2))
c.	☐ Definitive Information Statement

EDD HELMS GROUP, INC.
(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11
	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): $
	(4)	Proposed maximum aggregate value of transaction: $
	(5)	Total fee paid: $
☐	Fee paid previously with preliminary materials.

☐     Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid: $
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

EDD HELMS GROUP, INC.
17850 N.E. 5TH Avenue
Miami, Florida 33162
(305) 653-2520.

INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

          The Board of Directors of the Company is furnishing this Information Statement to all holders of record of the issued and outstanding shares of the Company’s common stock, $0.01 par value, as of the close of business on January 16, 2009 (the “Approval Record Date”), in connection with an Amendment to the Company’s Articles of Incorporation (“Amendment”) to effectuate a 1-for-2,000 reverse stock split.

          •          Fractional shares will be redeemed for cash consideration of $0.40 per pre-split share. A copy of the Amendment is attached hereto as Appendix A and is incorporated herein by this reference. When the reverse stock split is consummated, the Company will be privately-held and its outstanding shares of common stock will be owned by the Related Parties comprised of W. Edd Helms, Jr., Sherrie Helms, L. Wade Helms, Charlene Helms Freedland, L. Wade & Vicki Helms (the “Principal Group”), and the remaining minority shareholders comprised of those shareholders holding 2,000 or more pre-split shares and not members of the “Related Parties” (the “Non-Principal Group”). The remaining shareholders, those holding less than 2,000 pre-split shares, will have their pre-split shares totally redeemed at $0.40 per pre-split share.

          Please be advised that to the extent an individual shareholder owns 2,000 or greater shares, that shareholder will remain a shareholder in the Company but those shares will not be tradable on any exchange and will, therefore, have severely reduced, if any, value. At any given time, either the Company or other shareholders may seek to acquire these shares, but there is no guarantee as to when or if this will occur. The Company hopes, but cannot guarantee, that the continuing shareholders’ interests will increase in value. The Company does not currently pay dividends to shareholders and has no plans to do so in the future. However, in the event that the Company does decide to pay dividends, the continuing shareholders will of course receive their pro rata share of those dividends.

          As a privately-held company, the Company will terminate its periodic reporting obligations under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), will terminate the registration of its common stock under Section 12(g) of the Exchange Act and will terminate the quotation of its common stock in the Pink Sheets. See “SPECIAL FACTORS - Effects of the Reverse Stock Split” for further details.

          For an Amendment proposed by the Board of Directors to be adopted, Section 607.1003 of the Florida Statutes requires that the Company obtain a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights and shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. The Company has one class of capital stock outstanding, its common stock. Only shareholders of record at the close of business on the Approval Record Date are entitled to approve and adopt the Amendment. As of the Approval Record Date, 11,210,304 shares of the Company’s common stock were issued and outstanding, held of record by approximately 1,294 shareholders. Each share of common stock issued and outstanding on the Approval Record Date is entitled to one vote with regard to the approval and adoption of the Amendment. See “SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Shareholders” for further details.

          The Florida Statutes, Chapter 607, and the Company’s bylaws allow its shareholders to approve the Amendment without a meeting, without prior notice and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted (here, a majority of the outstanding shares of common stock). The members of the Principal Group are the holders of a majority of the issued and outstanding shares of the Company’s common stock. The Principal Group has approved the Amendment by written consent dated effective as of the Approval Record Date. Accordingly, your approval and vote in connection with the Amendment are not required and are not being solicited. See “SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Shareholders” for further details.

          Section 607.1302 of the Florida Statutes gives you the rights of a dissenting owner if you choose to exercise those rights. The rights of dissenting owners are found in Florida Statutes Sections 607.1301 to 607.1333, inclusive. A copy of that statute is attached hereto as Appendix B and is incorporated herein by this reference.

          •          If you wish to exercise those rights in connection with the reverse stock split you must deliver to the Company a written notice of your intent to do so not later than March 17, 2009.

          If any dissenting shareholder and the Company cannot agree to the fair value of such shareholder’s fractional share, such fair value will be determined in a proceeding before a district court of the State of Florida. See “APPRAISAL RIGHTS OF DISSENTING OWNERS” for further details. Also attached hereto as Appendix D is a copy of the form of the transmittal letter for the shareholders to enclose their certificates to be received by the Company and exchanged for new certificates and cash for fractional shares.

          The Company will pay the expenses of furnishing this Information Statement, including the cost of preparing, assembling and mailing this Information Statement. The Company anticipates that this Information Statement will be sent or given on or about February 17, 2009 to the record holders of common stock as of the close of business on the Approval Record Date, and that the Amendment will be filed with the Florida Department of State and become effective no earlier than the 20th day after this Information Statement is sent or given to those holders of common stock. See “THE REVERSE STOCK SPLIT - Basic Terms” for further details.

          Only one Information Statement is being delivered to multiple security holders sharing an address unless the Company receives contrary instructions from one or more of the security holders. The Company will undertake to deliver promptly upon written or oral request a separate copy of this Information Statement to a security holder at a shared address to which a single copy of the documents was delivered. See “OTHER INFORMATION - Where You Can Find Additional Information” for further details.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE REVERSE STOCK SPLIT, PASSED UPON THE MERITS OR FAIRNESS OF THE REVERSE STOCK SPLIT, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET	-5-

SPECIAL FACTORS	-8-
Background of the Reverse Stock Split	-8-
Purposes and Reasons for the Reverse Stock Split	-8-
Effects of the Reverse Stock Split	-9-
Factors Favoring the Reverse Stock Split	-12-
Factors Disfavoring the Reverse Stock Split	-13-
Material Federal Income Tax Consequences	-14-
Fairness of the Reverse Stock Split	-16-
Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split	-24-
Approval of the Reverse Stock Split by the Board of Directors and Shareholders	-25-

THE REVERSE STOCK SPLIT	-26-
Basic Terms	-26-
Procedure Following the Reverse Stock Split	-26-
Source of Funds and Financial Effects of the Reverse Stock Split	-27-
Accounting Consequences	-28-
Certain Legal Matters	-28-
Conduct of Business After the Reverse Stock Split - Future Company Plans	-29-
Reservation of Right to Abandon the Reverse Stock Split	-29-

APPRAISAL RIGHTS OF DISSENTING OWNERS	-29-

OTHER INFORMATION	-31-
Background Information Concerning Filing Persons	-31-
Background Information Concerning Directors, Executive Officers and Controlling Shareholders	-31-
Security Ownership of Certain Beneficial Owners and Management	-34-
Market Prices of Common Stock and Dividend Policy	-35-
Ratio of Earnings to Fixed Charges	-35-
Book Value per Share	-36-
Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations	-36-
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	-36-
Forward-Looking Statements	-36-
Where You Can Find Additional Information	-36-

APPENDIX A – FORM OF CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF EDD HELMS GROUP, INC.	A - 1

APPENDIX B - TEXT OF STATUTORY PROVISIONS GOVERNING RIGHTS OF DISSENTING SHAREHOLDERS, 607.1301 TO 607.1333	B - 1

APPENDIX C – FORM OF DEMAND FOR PAYMENT OF FAIR VALUE	C - 1

APPENDIX D – FORM OF TRANSMITTAL LETTER FROM SHAREHOLDERS	D – 1

APPENDIX E - FAIRNESS OPINION LETTER DATED SEPTEMBER 2, 2008 PREPARED BY FLORIDA CORPORATE FINANCE	E – 1

APPENDIX F - FORM 10-KSB FOR THE FISCAL YEAR ENDED MAY 31, 2008 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION	F – 1

APPENDIX G – ARTICLES OF INCORPORATION AND BYLAWS	G – 1

SUMMARY TERM SHEET

          The following summary briefly describes the most material terms of the reverse stock split. The Information Statement contains a more detailed description of these terms and you are encouraged to read the Information Statement in its entirety.

o

The Reverse Stock Split. The Board of Directors of the Company has unanimously adopted resolutions authorizing and approving an Amendment to the Company’s Articles of Incorporation (“Amendment”) to effectuate a 1-for-2,000 reverse stock split. Fractional shares will be redeemed for cash consideration of $0.40 per pre-split share. The Board of Directors directed management to submit the Amendment to the Company’s shareholders for approval. See “SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Shareholders” for further details.

o

Approval of Shareholders. The Amendment to implement the reverse stock split requires the affirmative vote or written consent of the holders of a majority of the issued and outstanding shares of the Company’s common stock as of the Approval Record Date. The Company has approximately 1,294 shareholders of record holding an aggregate of 11,210,304 shares of common stock issued and outstanding as of the Approval Record Date. Members of the Principal Group hold 10,000,071 shares, or approximately 89.20%, of the issued and outstanding stock of the Company. The members of the Principal Group approved the Amendment by written consent effective as of January 16, 2009 the Approval Record Date. See “SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Shareholders” for further details.

o

Purpose of the Reverse Stock Split. The purpose of the reverse stock split is to make the Company privately-held, thereby relieving it of the costs, administrative burdens and competitive disadvantages associated with operating as a public company. See “SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock Split” for further details.

o

After the Reverse Stock Split. When the reverse stock split is consummated, the Company will be a privately-held company and will be owned by the members of the Principal Group and the Non-Principal Group. All security holders will receive cash consideration of $0.40 per pre-split share for their shares of stock of the Company not divisible by 2,000 (fractional shares). Any shareholders owning in the aggregate more than 2000 shares but holding the shares in several accounts will be cashed out unless he or she consolidates prior to the reverse stock split. The Company will terminate its periodic reporting obligations under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), will terminate the registration of its common stock under Section 12(g) of the Exchange Act and will terminate the quotation of its common stock in the Pink Sheets. See “SPECIAL FACTORS - Effects of the Reverse Stock Split” for further details.

o

Beneficial Ownership. The Information Statement will be sent to the nominee holding the account for individual shareholders and it is requested that the nominee forward same to the beneficial owner for a response.

o

Action by Shareholders. Attached to the Information Statement at Appendix D is a letter entitled “Transmittal Letter from Shareholder”. In order for shareholders to receive new stock certificates for shares resulting from the 1 for 2,000 reverse split and to receive the cash consideration of $0.40 per share for all other shares, each shareholder must execute and return this letter, enclosing all share certificates, par value $0.01 per share, currently held by the shareholder. This Letter must be returned to the Company no later than June 8, 2009.

Also attached to the Information Statement at Appendix C is a letter on blue paper entitled “Demand for Payment of Fair Value of Fractional Share in Connection with Reverse Stock Split.” Pursuant to Sections 607.1321 and 607.1322 of the Florida Statutes, shareholders are entitled to refuse to accept the cash consideration of $0.40 per pre-split share and demand that the Company pay what the shareholder believes to be the fair value of the pre-split shares of Common Stock. If the shareholder chooses to enforce his or her appraisal rights, the Letter found at Appendix C must be submitted to the Company by May 14, 2009. Any shareholder who owns less than 2,000 pre-split shares of Common Stock will automatically receive cash consideration from the Company if he or she does not exercise appraisal rights.

o

Treatment of Record and Beneficial Ownership in the Reverse Stock Split. A shareholder owning in the aggregate more than 2000 shares but holding the shares in several accounts with less than 2000 shares each will be cashed out unless he/she consolidates prior to the reverse stock split. Record ownership includes those shareholders whose names are listed with the stock transfer agent on the Company books and records. Beneficial ownership refers to those shareholders who enjoy all the benefits of ownership, but the title to the shares are held in the name of a nominee. Record owners will receive the Information Statement directly. For beneficial owners, the Information Statement will be sent to the nominee, who will then forward the document to the beneficial owner for a response.

o

Fairness Determination of Board of Directors. The Board of Directors of the Company reasonably believes that the reverse stock split is substantively and procedurally fair to the security holders of the Company. See “SPECIAL FACTORS - Fairness of the Reverse Stock Split” for further details. In making this determination, the Board of Directors considered many factors, including a third party fairness opinion, that the price being offered for fractional shares is fair. See “SPECIAL FACTORS - Fairness of the Reverse Stock Split”

and “SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split” for further details.

o

Fairness Determination of Principal Group. The members of the Principal Group have adopted the findings of the Board of Directors regarding the Amendment and the reverse stock split. Each of the members of the Principal Group reasonably believes that the reverse stock split is substantively and procedurally fair to the security holders of the Company. See “SPECIAL FACTORS - Fairness of the Reverse Stock Split” for further details.

o

Potential Conflicts of Interest with Principal Group. The members of the Principal Group, presently control the majority of the Company’s common stock and after the reverse stock split will own 91.22% of the common stock of the Company. The shareholders of the Principal Group will also receive $0.40 per pre-split share for fractional shares. There are potential conflicts of interest between the Principal Group and the Company’s security holders, inasmuch as the reverse stock split will increase the percentage ownership interest of the Principal Group in the Company’s common stock to 91.22%. See “SPECIAL FACTORS - Fairness of the Reverse Stock Split” and “OTHER INFORMATION - Security Ownership of Certain Beneficial Owners and Management” for further details.

o

Sources of Funds. The expenses and cash consideration for the reverse stock split will be paid with the Company’s available cash and credit, cash from operations, and bank borrowings to the extent necessary. The Company and the Principal Group estimate that they will use approximately $225,000.00 to $260,000.00 in cash to complete the reverse stock split, which includes cash payments to be made in lieu of issuing fractional shares as well as professional fees and other expenses related to the transaction. See “THE REVERSE STOCK SPLIT - Source of Funds and Financial Effect of the Reverse Stock Split” for further details.

o

Abandonment. The Board of Directors has reserved the right to abandon the Amendment and the reverse stock split at any time prior to its effective time. If the reverse stock split is not completed for any reason, you will not receive any payment for your shares of the Company’s common stock. If the reverse stock split is not completed, management is expected to operate the Company’s business in a manner similar to that in which it is being operated today. See “THE REVERSE STOCK SPLIT - Reservation of Right to Abandon the Reverse Stock Split” for further details.

o

Tax Consequences. The Company believes the reverse stock split will be treated as a tax-free “recapitalization” for federal income tax purposes, which will result in no material federal income tax consequences to the Company. Depending on each shareholder’s individual situation, the reverse stock split may give rise to certain income tax consequences for shareholders who receive cash for their shares based on a pre-split valuation of $0.40 per share. See “SPECIAL FACTORS - Material Federal Income Tax Consequences” for further details.

o

Statutory Appraisal Rights. Holders of the Company’s common stock have the rights of a dissenting owner under Florida law if they choose to exercise those rights and take certain actions necessary to perfect those rights. See “APPRAISAL RIGHTS OF DISSENTING OWNERS” for further details.

SPECIAL FACTORS

Background of the Reverse Stock Split

          Inasmuch as the Principal Group owns a majority of the Company’s outstanding common stock, the Principal Group has the ability to effect the going private transaction without any other shareholder approval. Therefore, the primary approach considered has been the reverse split whereby the Principal Group could acquire sufficient shares of common stock to redeem the number of shareholders to less than 300 thereby eliminating the requirements to maintain regulation of its common stock with the Securities and Exchange Commission.

          One of the primary concerns of the Board of Directors in considering the going-private transaction has been the setting of a fair value price for the acquisition of the fractional shares of the security holders that result from the Reverse Stock Split. In order to obtain additional information relative to a fair value price for the Company’s common stock, the Board of Directors obtained independent advice in the form of a third party fairness report. The fairness report was prepared for the Company by Florida Corporate Finance.

          The Board of Directors met on January 20, 2009 to act on the going private transaction. The Board of Directors proposed payment of cash consideration of $0.40 per pre-split share to redeem the fractional shares of security holders. This proposal was based upon the amount that the Principal Group reasonably believed that the Company could pay and which the Principal Group reasonably believed to be a fair value for the shares of security holders. This amount exceeded the current trading price of the Company’s common stock as well as its net book value. The Board of Directors approved the going private transaction and the redemption of fractional shares at $0.40 per pre-split share.

          The Board of Directors requested and received from Florida Corporate Finance a fairness opinion dated September 2, 2008 that $0.40 per share represents a fair value of the Company’s stock held by security holders. Florida Corporate Finance has not made any oral presentation to the Board of Directors in connection with its engagement. Florida Corporate Finance has merely delivered printed copies of its fairness opinion to the Board of Directors.

          Neither the Company, any member of the Principal Group, nor any executive officer or director of the Company, nor any person controlling the Company, has made any provision in connection with the reverse stock split to grant security holders access to the Company’s corporate files or to obtain counsel or appraisal services for such shareholders. In lieu of such provisions, the Board of Directors has authorized and received a third party fairness opinion regarding the cash consideration paid for fractional shares in the reverse stock split.

Purposes and Reasons for the Reverse Stock Split

          The reverse stock split is a Rule 13e-3 transaction under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The purpose for which the Company and each of the members of the Principal Group is engaging in the reverse stock split is to make the Company privately-held, thereby relieving it of the costs, administrative burdens and competitive disadvantages associated with operating as a public company including Sarbanes-Oxley Act compliance. Historically, the Company has not made sufficient profit to absorb the costs associated with being a publicly-held company. The Company does not anticipate that profits will increase in the future, especially given the current economy, to justify remaining a publicly-held company. Further, there has not been a market for the Company’s stock in the past and stock options have not been a useful incentive to employees.

          When completed, the reverse stock split will reduce the number of record holders of the Company’s common stock to fewer than 300, thereby allowing the Company to terminate the registration of its common stock under Section 12(g) of the Exchange Act and to discontinue the filing of reports with the Securities and Exchange Commission.

          In connection with the reverse stock split, the Company and the members of the Principal Group are filing a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission simultaneously with the filing of this Information Statement. As soon as practicable after the effective time of the reverse stock split, the Company will terminate its periodic reporting obligations under Sections 13 and 15(d) of the Exchange Act, will terminate the registration of its common stock under Section 12(g) of the Exchange Act and will terminate the quotation of its common stock on the OTC Bulletin Board.

          Given the Company’s circumstances, the Board of Directors, the Company and each of the members of the Principal Group determined that a reverse stock split would be the preferred method of going private transaction because it has the highest likelihood of successful completion at the least cost. The Company and/or members of the Principal Group considered a sale of the business as an alternative to the reverse stock split transaction, but this alternative was rejected because sufficient financing was not available. The Company and each of the members of the Principal Group is undertaking the reverse stock split at this time because, among other reasons, they believe that the Company will save substantial costs associated with compliance with the public reporting requirements of a public company.

Effects of the Reverse Stock Split

          The reverse stock split transaction will reduce the number of shareholders of the Company’s common stock from approximately 1,294 record holders to approximately 155 shareholders, who will be members of the Principal Group and the Non-Principal Group, and will reduce the number of outstanding shares of common stock from 11,210,304 shares to approximately 5,376 shares. The redeemed shares will be retained as treasury shares.

          Upon completion of the reverse stock split transaction the Company’s common stock will no longer be listed on any stock trading exchange or quotation system and will not be publicly traded. The registration of the Company’s common stock under Section 12 of the Securities Exchange Act of 1934 will be terminated and the Company will no longer file any reports with the Securities and Exchange Commission.

          The Company’s Articles of Incorporation currently authorize the issuance of 20 million shares of capital stock consisting of 12,661,358 issued shares of common stock, $0.01 par value per share. The reverse stock split will change the par value of the Company’s common stock to $0.02 per share. The reverse stock split is not expected to have any significant effect upon the ongoing operations of the Company. However, the Company will spend up to $183,321.60 to $220,000.00 in connection with the payment of cash consideration for fractional shares. Some of these funds may be borrowed.

          As a result of the reverse stock split, all security holders who do not hold a minimum of 2,000 shares as of the Approval Record Date, will cease to be shareholders of the Company and will exchange all of their shares of stock of the Company for cash consideration.

          Effects on affiliates as well as unaffiliated security holders, including the effect the reverse stock split will have upon each affiliate’s interest in the net book value and net earnings of the Company in both dollar amounts and percentages:

	Before	After	Change

W. Edd Helms, Jr.

# of Shares	9,590,311.00	4,795.00	-0.003%
% Ownership	85.55%	89.21%	3.66%

Earnings	(33,560.05)	(34,995.92)	4.28%
Net Book Value[1]	4,466,988.41	4,658,109.22	4.28%

L. Wade Helms

# of Shares	50,000.00	25.00	0.000%
% Ownership	0.45%	0.47%	0.02%

Earnings	(174.97)	(182.46)	4.28%
Net Book Value	23,289.07	24,286.28	4.28%

Walter Revell
# of Shares	25,935.00	12.00	-7.461%
% Ownership	0.23%	0.22%	-0.01%

Earnings	(90.76)	(87.58)	-3.50%

Net Book Value	12,080.04	11,657.42	-3.50%

[1]	The cost of the reverse stock split transaction are not reflected in these figures.

	Before	After	Change

Edward McCarthy

# of Shares	2,580.00	1.00	-22.481%
% Ownership	0.02%	0.02%	0.00%

Earnings	(9.03)	(7.30)	-19.16%

Net Book Value	1,201.72	971.45	-19.16%

John Salvaggio
# of Shares	0	0	0
% Ownership	0	0	0
Earnings	0	0	0
Net Book Value	0	0	0

Dean A. Goodson
# of Shares	0	0	0
% Ownership	0	0	0
Earnings	0	0	0
Net Book Value	0	0	0

Sherrie Helms

# of Shares	165,445.00	82.00	-0.873%
% Ownership	1.48%	1.53%	0.05%

Earnings	(578.95)	(598.47)	3.37%

Net Book Value	77,061.20	79,659.01	3.37%

Charlene Helms Freedland

# of Shares	189,890.00	94.00	-0.995%
% Ownership	1.69%	1.75%	0.05%

Earnings	(664.50)	(686.05)	3.24%

Net Book Value	88,447.23	91,316.43	3.24%

	Before	After	Change

Vicki Helms
# of Shares	2147	1	-6.847%
% Ownership	0.02%	0.02%	0.00%

Earnings	(7.51)	(7.30)	-2.86%

Net Book Value	1,000.03	971.45	-2.86%

All Affiliated shareholders

# of Shares	10,026,308.00	5,010.00	-0.06%
% Ownership	89.44%	93.21%	3.77%

Earnings	(35,085.76)	(36,565.08)	4.22%

Net Book Value	4,670,067.70	4,866,971.26	4.22%

Unaffiliated shareholders

# of Shares	1,183,996.00	365.00	-38.344%
% Ownership	10.56%	6.79%	-3.77%

Earnings	(4,143.24)	(2,663.92)	-35.70%
Net Book Value	551,483.30	354,579.74	-35.70%

Factors Favoring the Reverse Stock Split

          The Reverse Stock Split Provides Smaller Shareholders with Liquidity. Most of the Company’s shareholders hold small positions which cannot be cost effectively sold because the brokerage commission in an open market transaction would eliminate much, if not all, of the proceeds to the shareholder assuming a purchaser for the shares could be found. The reverse stock split will provide these shareholders at the effective time with the opportunity to liquidate their investment in the Company while not being required to pay a brokerage commission.

          No Unusual Conditions to the Reverse Stock Split. The Board of Directors also considered the likelihood that the reverse stock split would be implemented. In this regard, it considered that there are no unusual requirements or conditions to the reverse stock split, and that the Company has the financial resources to implement the reverse stock split expeditiously.

          The Reverse Stock Split Will Apply Equally to All Shares of our Common Stock. The purpose of the reverse stock split is to reduce the number of record holders to include only the Principal Group and the Non-Principal Group so that the Company can file to terminate its public reporting and continue future operations as a private company owned wholly by the Principal Group and the Non-Principal Group. All shareholders of the Company will receive cash for that number of their shares not divisible by 2000.

          Cost Savings. The Company incurs costs associated with its status as a public company. Among the most significant are the costs associated with compliance with the public reporting imposed by the Securities and Exchange Commission. The Company will save in general and administrative costs by being a private company. Additionally, the cost to the Company in terms of management time spent on complying with the public reporting and compliance with the Sarbanes-Oxley Act of 2002 will also be saved.

          The Reverse Stock Split Offers Shareholders the Opportunity to Receive Cash In Lieu of Fractional Shares. The Board of Directors considered several methods for valuing the Company’s common stock to determine the price per share to be paid to shareholders in lieu of issuing fractional shares of our common stock as a result of the reverse stock split. The Board of Directors obtained and relied upon a third party valuation report in determining the cash consideration to be paid to security holders and obtained a third party Fairness Opinion that the price determined was fair. A copy of the Fairness Opinion is attached hereto as Appendix E and is incorporated herein by this reference. The reverse stock split was approved unanimously by the Board of Directors.

Factors Disfavoring the Reverse Stock Split

          The Reverse Stock Split Was Approved by the Principal Group Without a Vote by Minority Security Holders. The Principal Group owns 89.20% of the common stock of the Company. Based upon this controlling interest, the Principal Group holds sufficient shares of common stock to approve the reverse stock split without securing the approval of any of the minority security holders. The reverse stock split transaction does not require the approval of any of the minority security holders. Nevertheless, this factor is outweighed by the equal application of the reverse stock split to all shares of the Company’s common stock and the fairness of the price paid to all security holders for fractional shares.

          Inability to Participate in Any Future Increase in the Value of Our Common Stock. Security holders who are cashed-out as a result of the reverse stock split will have no further equity interest in the Company. Accordingly, they will no longer have the opportunity to participate in any increase or decrease in the value of the Company’s common stock, its assets, earnings or profits. This factor is outweighed by the equal application of the reverse stock split to all shares of the Company’s common stock and the fairness of the price paid to the security holders for fractional shares.

          Other Factors. All cash consideration amounts owed to the cashed-out shareholders as a result of the reverse stock split will be subject to applicable federal and state income taxes and state-abandoned property or escheat laws. Additional details regarding the federal tax consequences are described later in this Information Statement under the heading “SPECIAL FACTORS - Material

Federal Income Tax Consequences.” Additional details regarding state-abandoned property, or escheat, laws are described later in this Information Statement under the heading “THE REVERSE STOCK SPLIT - Procedure Following the Reverse Stock Split - Escheat Laws.”

Material Federal Income Tax Consequences

          The following discussion describes the material U.S. federal income tax consequences to the Company and its U.S. Shareholders resulting from the reverse stock split. This discussion does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this information statement. These authorities may change these regulations, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the reverse stock split or that any such contrary position would not be sustained by a court.

          This summary also assumes that the shareholders have held and will continue to hold their shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. This summary does not discuss all aspects of federal income taxation, including certain aspects that may be important to shareholders in light of their individual circumstances. Many shareholders, such as banks, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and securities traders that elect mark-to-market tax accounting treatment, may be subject to special tax rules. Other shareholders may also be subject to special tax rules, including but not limited to: shareholders who received our common stock as compensation for services or pursuant to the exercise of an employee stock option, or shareholders who have held, or will hold, stock as part of a straddle, hedging, or conversion transaction for federal income tax purposes. In addition, this summary does not discuss any state, local, foreign, or other tax considerations.

          For purposes of this discussion, “U.S. person” means any of the following:

          (1) a citizen or resident of the U.S.;

          (2) a corporation or other entity taxable as a corporation created or organized under U.S. law (federal or state);

          (3) an estate the income of which is subject to U.S. federal income taxation regardless of its sources;

          (4) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

          (5) any other person whose worldwide income and gain is otherwise subject to U.S. federal income taxation on a net basis.

          As used in this discussion, the term “U.S. Shareholder” means a beneficial owner of the Company’s common stock that is a U.S. person. This discussion does not address any matters with respect to a “non-U.S. Shareholder” meaning a beneficial owner of our common stock that is not a U.S. person.

          We recommend that each shareholder consult with their own tax advisor as to the particular federal, state, local, foreign and other tax consequences, in light of their specific circumstances. If a partnership holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If the shareholder is a partner of a partnership holding our common stock, we suggest that such shareholder consult his or her tax advisor.

          Federal Income Tax Consequences to the Company. The reverse stock split is not expected to have any material U.S. federal income tax consequences to the Company.

          Federal Income Tax Consequences to Shareholders. A shareholder who receives cash consideration in lieu of a fractional share as a result of the reverse stock split and is not related to any person or entity that holds the Company’s common stock immediately after the reverse stock split will recognize capital gain or loss. The amount of capital gain or loss the shareholder recognizes will equal the difference between the cash received for the cashed-out stock and the aggregate adjusted tax basis in such stock.

          If a shareholder is related to a person or entity who continues to hold the Company’s common stock immediately after the reverse stock split, such shareholder will recognize gain or loss in the same manner as set forth in the previous paragraph, provided that such receipt of cash either is “not essentially equivalent to a dividend,” or is a “substantially disproportionate redemption of stock,” as described below.

          “Not Essentially Equivalent to a Dividend.” A shareholder will satisfy the “not essentially equivalent to a dividend” test if the reduction in its proportionate interest in the Company resulting from the reverse stock split is considered a “meaningful reduction” given the particular facts and circumstances. The Internal Revenue Service (“IRS”) has ruled that a small reduction by a minority shareholder whose relative stock interest is minimal and who exercises no control over the affairs of the Company will meet this test.

          “Substantially Disproportionate Redemption of Stock.” The receipt of cash in the reverse stock split will be a “substantially disproportionate redemption of stock” for a shareholder if the shareholder owns less than 50% of the outstanding voting shares of our common stock after the reverse stock split, and the percentage of the outstanding voting and non-voting shares of our common stock owned by the shareholder immediately after the reverse stock split is less than 80% of the percentage of voting and non-voting shares of our common stock it owned immediately before the reverse stock split.

          In applying these tests, the shareholder will be treated as owning shares actually or constructively owned by certain individuals and entities related to the shareholder. If the receipt of cash consideration in lieu of fractional shares of the Company’s common stock does not give rise to capital gain or loss under any of the tests, it will be treated first as ordinary dividend income to the extent of the shareholder’s ratable share of our undistributed earnings and profits, then as a tax-free return of capital to the extent of its aggregate adjusted tax basis in the shares, and any remaining amount will be treated as capital gain.

          Federal legislation also reduced the maximum U.S. federal income tax rate applicable to net capital gain (defined generally as the total capital gains in excess of capital losses for the year) recognized upon the sale of capital assets that have been held for more than 12 months to 15%. The maximum U.S. federal income tax rate on dividends, to the extent there are earnings or profits, has also been reduced to 15%. The reduced rate of tax applies to the taxable years between 2003 and 2008. Net capital gain recognized from the sale of capital assets that have been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. Capital gain recognized by a corporate taxpayer will also continue to be subject to tax at the ordinary income tax rates applicable to corporations. For both individual and corporate taxpayers, there are significant limitations on the deductibility of capital losses.

          Under the Internal Revenue Code, a U.S. Shareholder may be subject to information reporting on the cash received in the reverse stock split unless an exemption applies. Back-up withholding may also apply (currently at a rate of 28%) with respect to the amount of cash received in the reverse stock split, unless the shareholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the back-up withholding rules. Back-up withholding is not an additional tax and any amounts withheld under the back-up withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner. Each U.S. Shareholder should consult its own tax advisor as to the qualifications for exemption from back-up withholding and the procedures for obtaining such exemption.

          As explained above, the amounts paid to a shareholder as a result of the reverse stock split may result in dividend income, capital gain income, or some combination of dividend and capital gain income to such shareholder depending on its individual circumstances. We recommend that each shareholder consult its tax advisor as to the particular federal, state, local, foreign, and other tax consequences of the transaction, in light of their specific circumstances.

          Federal Income Tax Consequences to Others. The members of the Principal Group or the Remaining Minority Shareholders do not expect to recognize any significant income, gain or loss as a result of the reverse stock split.

Fairness of the Reverse Stock Split

          Determination by the Board of Directors. The Board of Directors of the Company reasonably believes that the reverse stock split is substantively and procedurally fair to the security holders of the Company, that is those shareholders who are not part of the Principal Group and those who hold less than 2,000 shares as of the Approval Record Date. No director of the Company dissented to or abstained from voting on the Rule 13e-3 transaction described herein.

          The Board of Directors has considered and discussed a going private transaction as a means of reducing the Company’s costs and expenses, its administrative burdens and its competitive disadvantage, and allowing management to redirect its focus on maximizing revenues. Management’s analysis of the cost of remaining a reporting company was deemed excessive given the Company’s profits and the economy. The Board of Directors and management have determined that the reverse stock split would be the best means of accomplishing these goals because of its simplicity and its likelihood of completion.

          In determining the fairness of the reverse stock split transaction to security holders of the Company, the Board of Directors has considered the current and historical market prices of the Company’s common stock as well as the net book value of the common stock. The Board of Directors also considered the going concern value and liquidation value of the Company. Based upon the foregoing value factors, and the fairness opinion provided by Florida Corporate Finance, dated September 2, 2008, the Board of Directors determined $0.40 per share to be a fair value to security holders. No particular preference or weight was given to any of these value factors because the accepted price of $0.40 per share exceeded each of these value factors.

          In determining the fairness of the transaction, the Board also considered prior stock purchases. In connection with the termination of the Edd Helms Group, Inc. Employee Stock Ownership Plan, the Company redeemed a total of 1,159,970 shares of issued and outstanding common stock from the Edd Helms Group, Inc. ESOP effective July 26, 2007. The shares were purchased at a price of $.42 per share, with an aggregate cost to the Company of $487,187.40. The average purchase price during the second and third quarters of 2007 was $.42 per share. The money used to purchase the shares was from working capital of the Company.

          Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price. Although Edd Helms Group, Inc. is a publicly owned company subject to the reporting requirements of the SEC, its common stock is quoted only on the over-the-counter “Pink Sheets” market. As a result, the common stock of Edd Helms Group, Inc. has severely limited liquidity, low, if any, trading volume, and a quoted price per share that has only a slight relationship to the Company’s book value, earnings, or other financial criteria.

          In arriving at the determination that $0.40 per share is a fair value to security holders, Florida Corporate Finance established an enterprise value for the entire Company and its subsidiaries on a consolidated basis. That enterprise or fair market value was then used to calculate a per share price for all of the outstanding common stock of the Company. In regard to that per share price, however, it was also necessary to apply a reasonable discount to the per share value for the entire Company. That discount compensates for the lack of control by all stockholders other than Edd Helms, Jr. as well as the absence of an active trading market for the shares of the Company.

          In that regard, it has been the prior practice of the Internal Revenue Service (“IRS”) to generally accept up to a 20% discount for minority holdings and up to a 20% discount for a lack of liquidity when valuing the shares of relatively small, privately held companies. Although both such discounts could be applied to all of the shares in the Company other than those held by Edd Helms, Jr., it would not be expected that the entire 40% discount for both conditions would be appropriate. As a result, in order to establish a fair market value for the repurchase of the fractional shares that would result from the proposed reverse stock split, only a single 15% discount was applied to the per share price for minority holders.

          In regard to establishing an enterprise value for the Company and applying that value to the repurchase of the fractional shares that would result from the proposed reverse stock split, the historical Consolidated Income Statements were compiled for the fiscal years ended May 31st 2003 though 2008 and for the Balance Sheet as of May 31, 2008. Those Income Statements were then used to calculate the annual Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) for the Company. The EBITDA calculations were based on the Company’s Operating Profits or Losses excluding Other Income or Expense. The adjustments to EBITDA included adding back non-recurring expenses associated principally with high legal fees related to two litigation matters and expenses related to the Company’s home technology showroom operation which was subsequently discontinued.

          One of the most common methods of estimating an enterprise value and, therefore, one of the most reliable is a multiple of this adjusted EBITDA less the amount of funded or interest bearing debts that would be assumed by a potential buyer for the company. Those funded or interest bearing debts are subtracted from an EBITDA value calculation because they are as much a part of the purchase price for a buyer as cash paid at closing, purchase money notes held by the seller, or other forms of transaction financing.

          For the Company, the average Adjusted EBITDA for the last four fiscal years and the resulting value calculations are:

Edd Helms Group, Inc.	(in thousands of dollars)

Average Adjusted EBITDA - 2005-08	$1,291.2
Value at 4.25 times Adjusted EBITDA	5,487.7

Less Interest Bearing Debts	(315.7)

Adjusted Value at 4.5 times EBITDA -	$5,172.0

          Using a somewhat higher multiplier results in the following estimate of the Company’s current enterprise value.

Edd Helms Group, Inc.	(in thousands of dollars)

Average Adjusted EBITDA - 2005-08	$1,291.2
Value at 4.75 times Adjusted EBITDA	6,133.3

Less Interest Bearing Debts	(315.7)

Adjusted Value at 5.5 times EBITDA -	$5,817.6

          On a per share basis, the above enterprise values would be approximately $0.45 and $0.51 per share respectively.

          In regard to the above calculations, it was not expected that most corporate buyers would use an EBITDA multiplier of less than 4.25 nor more than 4.75 for an acquisition of the Company. In addition, the lower range of those multipliers would be more probable for a Company participating in a union organized, service businesses with relatively low technology, high labor input, and a low level of proprietary content.

          A second method for valuing the Company was based on its anticipated future cash flow or the net present value of the future cash flow which the Company could be expected to generate. This estimated level of cash flow as shown in the table below was based on the average of the Company’s Operating Profits during its 2005 through 2008 fiscal years.

          Nonrecurring expenses were added back and an assumed tax rate of 40% was applied to those profits. In addition, non-cash depreciation charges were added back to calculate cash flow. Using this average annual cash flow of approximately $911,700 for the Company as a base, the Company might be expected to generate future cash flows increased by an average of 5% per year as follows:

Edd Helms Group, Inc.	(in thousands of dollars)

	2005/08	2009	2010	2011	2012	2013	2014

Net Cash Flow	$911.7	$957.3	$1,005.2	$1,055.4	$1,108.2	$1,163.6	$1,221.8

          Using a discount rate of 20%, a reasonable expectation for the return on invested capital by a corporate entity, the net present value for the above after tax cash flows continued through 2019 is approximately $4.85 million or a per share price of $0.42.

          A third method of calculating the fair market value for an investment in a corporate entity is a simple calculation of the indicated initial cash return on the total purchase price. Assuming that an adequate return on a corporate investment is 20% and that the Net Anticipated After Tax Cash Flow generated by the Company is $911,700, to generate that level of return, the purchase price for the corporate entity could not exceed $4.56 million or a per share price of $0.40.

          In regard to all three of the above methods for establishing an enterprise value for the Company, its tangible book value would be expected to act as a floor or the lowest reasonable price that might be appropriate for its acquisition. As of May 31, 2008, that tangible book value was approximately $5.17 million or a per share price of $0.45. After applying the 15% discount for low liquidity and the lack of control by extremely small minority holdings, that net book value per share would indicate a per share value of approximately $0.38 per share.

          However, if that net book value were converted to a liquidation value, it would be substantially lower. Based on an orderly liquidation sale of the fixed assets of the Company, it would be expected that those assets would be valued at only some 15% of their cost basis or a total as of May 31, 2008 of approximately $522,700 for the transportation equipment, other machinery and equipment, and computers, software, and office furniture, fixtures, and equipment. The leasehold improvements would have no liquidation value.

          Assuming that the inventories could be liquidated at 25% of their cost basis, as of May 31, 2008, those inventories would have a liquidation value of approximately $357,600. And because receivables are difficult to collect during a liquidation process, those should be discounted by approximately 10% or a net liquidation value of approximately $3,469,100.

          Among the other assets of the Company, Cost in Excess of Billings, Prepaid Expenses, Prepaid Income Taxes, Goodwill, and miscellaneous Other Assets would have no value.

          The sum of the above estimated liquidation values for the assets of Edd Helms Group would be approximately $4,829,500. Applying those liquidation values to Edd Helms Group and assuming the repayment of all outstanding debts of the Company, the liquidation of the Company would be expected to result in a net liquidation value of approximately $1,328,800 or only $0.116 per share for the 11.5 million shares outstanding.

          Of course, it might also be assumed that another indication of value for the Company would be the actual publicly quoted price for the Company’s common stock multiplied by the total number of shares outstanding. However, the extremely limited market for the Company’s common stock and its resulting lack of liquidity tends to distort the relationship between the quoted and real value for its shares. Based on its most recent quoted price of $0.35 per share in the Over-the-Counter Market and its 11.5 million shares outstanding, the Company would have an indicated enterprise value of only $4.0 million. Based on all of the above calculations, that price appears to be unreasonably low.

          Since the date of the fairness opinion, both the stock market as a whole and the quoted price for Edd Helms Group have trended down. As of February 27, 2009, the quoted price for Edd Helms Group was $0.28 per share, a price that is 20% lower than the $0.35 per share price quoted as of the date of the fairness opinion.

          As a means of applying other criteria to the public market price for the Company common stock, an attempted was made to identify other public companies which would serve as comparable indicators of value. Using the SIC Code 1731 for electrical contractors and limiting annual revenues to between $25 million to $100 million, only eight publicly owned companies were found in the U.S. Of those, only four were related to the specialty markets and services offered by the Company - Berliner Communications of Elmwood Park, New Jersey; Fortress International Group, Inc. of Columbia, Maryland; Peco II, Inc. of Galion, Ohio; and Telkonet, Inc. of Germantown, Maryland. Using the available financial data for those four companies and for Edd Helms Group, an enterprise value comparison was compiled. That financial data included the level of annual sales, the stock price to sales ratio, the stock price to earnings (PE) ratio, and the stock price to book value ratio. That comparison showed that the then market price of $0.35 per share for Edd Helms Group resulted in artificially low Price to Sales, Price to Earnings, and Price to Book Value ratios. Therefore, a per share price of $0.35 was deemed to be inappropriately low for Edd Helms Group.

Edd Helms Group	Indicated Enterprise Values

Calculation Method	Indicated Value

EBITDA times 4.25 Less Funded Debts	$5,172.0
EBITDA times 4.75 Less Funded Debts	5,817.6
Discounted Cash Flow at 20%	4,850.0
Return on Investment at 20%	4,560.0
Public Price at $0.35 per Share	4,025.0
Public Price at $0.50 per Share	5,750.0
Tangible Book Value	5,165.2
(the values in the above table are shown in thousands of dollars)

          Using different evaluation methods, it is not unusual to have the relatively wide variations in indicated values as shown in the above table. However, in reviewing all of the above calculations related to an appropriate enterprise value for Edd Helms Group, the fairness opinion of Florida Corporate Finance of September 2, 2007 showed that its value to a potential corporate buyer with some synergy to its markets, services, and operating methods would be:

Five Million Five Hundred and Twenty Thousand Dollars ($5,220,000)

Plus the assumption by the buyer of the outstanding liabilities of Edd Helms Group or a per share price of approximately $0.454

          Based on that enterprise value and applying a 15% discount for the combination of extremely small minority holdings and low liquidity results in an indicated repurchase price for the shares that would result in fractional share ownership of approximately:

Thirty Eight and Six Tenths Cents per Share ($0.386)

          That calculated price of $0.386 per share is approximately 10.6% higher than the $0.35 per share quoted price for Edd Helms Group common stock as of the date of the fairness opinion and approximately 37.9% higher than the $0.28 per share quoted price for the Company as of February 27, 2009.

          It was, therefore, the opinion of Florida Corporate Finance, which was thereafter adopted by the Board of Directors, that the estimated $0.386 per share price supported by all of the above calculations demonstrated that a repurchase price of forty cents ($0.40) per share represents a fair and equitable price to eliminate fractional shares resulting from the proposed reverse stock split by the Company. In regard to that opinion, the proposed repurchase price of forty cent ($0.40) per share compares to:

•	A quoted market price in the over-the-counter market of $.28 per share as of February 27, 2009;

•	A quoted market price in the over-the-counter market of $.35 per share as of September 2, 2008;

•	Historical quoted market prices in the over-the-counter market during all of 2008 which varied from a high of $0.51 per share and a low of $0.27 per share;

•	A net tangible book value of approximately $0.38 per share as of May 31, 2008 after applying a 15% discount for the lack of liquidity and control by extremely small minority holdings,

•	An estimated liquidation value of approximately $0.116 per share as of May 31, 2008; and

•	A going concern or enterprise value of approximately $0.386 per share after applying the 15% discount for the lack of liquidity and control by extremely small minority holdings.

           With the exception of the historical quoted market prices in the over-the-counter market during 2008 which varied from a high of $0.51 per share to a low of $0.27 per share, the above per share values are lower than the proposed $0.40 per share repurchase price for the fractional shares that would be created as a result of the proposed reverse stock split by Edd Helms Group.

           In arriving at the $0.40 per share offer to unaffiliated stockholders, the Company considered the current and historical market prices, the net book value of the common stock, the going concern and liquidation values, and prior stock purchases. An enterprise or fair market value was then used to calculate a per share price for the outstanding common stock of the Company with the application of a reasonable discount given the lack of control by stockholders other than Edd Helms, Jr. and the absence of an active trading market for the shares of the Company.

           While the Company repurchased shares in connection with the termination of an employee stock ownership plan at a per share price of $0.42, this occurred in 2007. Further, while the market price in the over-the-counter market reached a high of $0.51 per share in 2008, if this figure is averaged with the low market price of $0.27 per share also reached in 2008, the resulting figure is $0.39 per share. It was the consideration of all of the above figures that leads the Company to believe in the fairness of the resultant $0.40 per share offer to the unaffiliated stockholders.

          A copy of the Fairness Opinion is attached hereto as Appendix E and incorporated herein by this reference.

          No material relationship exists between the Company and Florida Corporate Finance, although Florida Corporate Finance had provided acquisition search services for the Company several years ago. The Company chose Florida Corporate Finance to prepare the Fairness Opinion based on prior business dealings between the Company and Florida Corporate Finance. The compensation paid to Florida Corporate Finance by the Company for preparation of the Fairness Opinion was $2,500.00. This figure was arrived at through negotiations between the two parties. No part of the $2,500.00 fee paid to Florida Corporate Finance was contingent on the approval of this transaction.

          Florida Corporate Finance was paid approximately $5,000 for the related study of the Company, its historical financial results, and its enterprise value as well as the other indications of value outlined above. That payment to Florida Corporate Finance was based on a fee of $145.00 per hour and was not in any way contingent on any approval for the proposed reverse stock split or going private transaction.

          Although Florida Corporate Finance participated with at least three senior executives of Edd Helms Group in the discussions which established the proposed $0.40 per share repurchase price for all fractional shares that would be created by the reverse stock split, Florida Corporate Finance also recommended that the $0.40 per share be paid for those fractional shares.

          Florida Corporate Finance is a sole proprietorship owned by H. Lee Rust. Mr. Rust has been engaged in the corporate finance business since 1978 and has experience in management, sales, mergers and acquisitions, investment banking, and financial analysis. During the past thirty years, Mr. Rust has analyzed, structured, negotiated, and financed numerous acquisitions and sold numerous companies. In the course of his career, Mr. Rust has taken six companies public, two as underwriter and four as consultant for the transaction from its inception. Concentrating on small businesses, Mr. Rust has also been the president of six turn-around companies with serious financial and operating problems. Mr. Rust has been a director of eight corporations both public and private and assisted in the formation, financing, and initial operations of three start-ups in both the service and manufacturing sectors.

          Mr. Rust currently concentrates the majority of his corporate finance work on mergers and acquisitions including recent transactions structured as cash and debt asset purchases, stock-for-assets acquisitions, corporate mergers, several leveraged management buyouts, and a number of company sales all either completed or in various stages of the exploration, negotiation, due diligence, and closing process. Virtually all of these require that he establish enterprise values related to the transactions.

          The fairness opinion is an exhibit to the Company’s Schedule 13E-3 which is being filed with the Securities and Exchange Commission simultaneously with the filing of this Information Statement. See “OTHER INFORMATION - Where You Can Find Additional Information.” Florida Corporate Finance has consented to the Company’s use of the fairness opinion in the Company’s filings with the Securities and Exchange Commission and to the Company making the fairness opinion available for use by its shareholders in conjunction with the going private transaction.

          Determination by the Principal Group and the Non-Principal Group and ‘Filing Persons’. The members of the Principal Group are W. Edd Helms, Jr., Sherrie Helms,, L. Wade Helms, Charlene Helms Freedland, and L. Wade & Vicki Helms. They are also ‘Filing Persons’ for purposes of Schedule 13E-3. Each of the Filing Persons (Edd Helms Group, Inc., W. Edd Helms, Jr., L. Wade Helms, Sherrie Helms, Charlene Helms Freedland, Vicki Helms, Walter Revell, Edward J. McCarthy, John Salvaggio, and Dean A. Goodson), reasonably believes that the reverse stock split is substantively and procedurally fair to all shareholders of the Company, including all unaffiliated shareholders. In making this determination, each of the Filing Persons has adopted the analysis and findings of the Company’s Board of Directors regarding the material factors upon which it was determined that the reverse stock split was fair to the security holders. The Board of Directors has consented to the adoption of the analyses conducted by Florida Corporate Finance and the Fairness Opinion as provided by Florida Corporate Finance.

Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split

          The Board of Directors has analyzed the reverse stock split and its anticipated effects on the Company’s shareholders and, in addition to the foregoing, also considered, in no particular order and without preference, the factors described below.

          Cost Savings. Benefits that would typically be expected to derive from status as a public company, including liquidity and capital formation, are not being realized and are not likely to be realized by the Company in the foreseeable future. Nevertheless, the Company continues to incur the costs associated with its status as a public company. Among the most significant are the costs associated with compliance with the public reporting obligations imposed by the Securities and Exchange Commission, which have been greatly increased as a result of the Sarbanes-Oxley Act of 2002. The total costs of being a U.S. public company which were significantly affected by the Sarbanes Oxley Act include external auditor fees, directors and officers (D&O) insurance, board compensation, lost productivity and legal costs. The cost of complying with Section 404 of the Sarbanes Oxley Act, which requires management and an external auditor to report on the adequacy of the Company’s internal control over financial reporting, impacts smaller companies disproportionately as there is a significant fixed cost involved in completing the assessment. For example, during 2004, U.S. companies with revenues exceeding $5 billion spent .06% of revenue on Sarbanes Oxley compliance, while companies with less than $100 million in revenue spent 2.55%. The Company anticipates additional annual costs beginning in 2009 in the $250,000.00 range for compliance testing and procedures related to compliance with Section 404. The Company is, therefore, undertaking the reverse stock split at this time to save the continuing costs, which are expected to increase over time, and resources required to comply with the public reporting and other obligations associated with operating as a public company. The Company estimates that direct savings will initially be the approximately $115,000.00 in legal and audit expenses that the Company is already spending per year, plus an additional $250,000.00 the Company will be required to spend effective December 2009. Thus, the Board of Directors considered that beginning in December of 2009, the legal, audit and compliance costs for remaining a public company would be approximately $365,000.00 per year. However, the actual savings to be realized from terminating public company status may be higher or lower than estimated. In addition, the Company expects to realize indirect savings in the form of management time which is presently being used to satisfy the Company’s public reporting obligations and shareholder relations. This indirect saving cannot be accurately quantified because the Company does not require its management personnel to keep time records.

          Lack of Capital from Public Markets. The Company has been unable to take advantage of the capital available through the public markets due to its historically low stock price. Further, the Board of Directors does not presently intend to raise capital through sales of securities in a public offering or to acquire other business entities using the Company’s common stock as the consideration for the acquisition. Accordingly, the Company has not, and is not likely to make use of, or benefit from, the advantages generally associated with operating as a public company.

          Lack of Liquidity. The market for the Company’s common stock is very thinly traded with an average volume of fewer than 1,000 shares per trading day for 2008. Even though the Company’s common stock has a quoted price, the offer and sale by a shareholder of a very small number of shares could easily drive the share price down. Consequently, the benefit of liquidity which is commonly associated with publicly traded stock has not been available to the Company’s shareholders. The reverse stock split will pay most of the Company’s shareholders in cash for their shares.

          Competitive Disadvantage. As a public company, the Company is required to make certain disclosures in connection with its public reporting. Those public disclosures can place it at a competitive disadvantage by providing its non-public competitors with strategic information about its business, operations and results while not providing it access to similar information about those competitors. In light of the Company’s limited size and resources, competitive disadvantages related to its public reporting obligations and its lack of intent to raise capital through a public offering or effect acquisitions using its stock, the Board of Directors does not believe the costs associated with maintaining its public reporting are justified. The Board of Directors believes that it is in the best interests of the Company and its shareholders as a whole to eliminate the administrative burden and costs associated with maintaining its public reporting.

Approval of the Reverse Stock Split by the Board of Directors and Shareholders

          The Board of Directors unanimously approved on January 20, 2009 the reverse stock split and the purchase by the Company of all resulting fractional shares as well as the Amendment and the implementation of the reverse stock split at a price of $0.40 per share. This approval was subject to the information from Florida Corporate Finance supporting the fairness of the fractional share price. The Board of Directors also reserved the right to abandon the Amendment and the reverse stock split at any time prior to the effective time. The approval of the Board of Directors is procedurally fair to security holders of the Company because it is unanimous and reflects the action of each of the directors, including those who are members of the Principal Group and the Non-Principal Group, and those who are not a member of either of these groups.

          Under the Florida Statutes the Amendment to implement the reverse stock split requires the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholders, unless the interested shareholder has been the beneficial owner of at least 80 percent of the corporation’s outstanding voting shares for at least 5 years preceding the announcement date. The Company has approximately 1,294 shareholders of record holding an aggregate of 11,210,304 shares of common stock issued and outstanding as of the Approval Record Date. Of those shares approximately 89.20%, or 10,000,071 shares, are owned by the Principal Group and have been owned by the Principal Group for greater than 5 years. Members of the Principal Group approved the Amendment by written consent effective as of January 16, 2009, the Approval Record Date. Accordingly, the approval of security holders is neither required nor solicited in connection with the Amendment. The Board of Directors found that even though the security holders do not have the right to approve the reverse stock split, the transaction is procedurally fair to them because they will receive fair value for their shares.

          Additional beneficial ownership information is contained below. See “OTHER INFORMATION - Security Ownership of Certain Beneficial Owners and Management” for further details.

          The Board of Directors did not retain a representative to act solely on behalf of security holders for purposes of negotiating the terms of the transaction. However, security holders, while not separately represented, were represented by the Board of Directors. The Board of Directors did not retain a representative to act solely on behalf of security holders for purposes of preparing a report concerning the fairness of the transaction. However, the Board of Directors did retain Florida Corporate Finance, an unaffiliated third party, to render an opinion concerning the fairness of the transaction. Florida Corporate Finance did render its opinion to the Board of Directors that the fractional share purchase price represented fair value to the Company’s securities and security holders. While the fairness opinion was not rendered exclusively to security holders nor was it delivered solely on behalf of security holders, it was provided by an independent third party and is attached as an Exhibit for examination by security holders. Security holders who do not agree with the fair value determination for their shares also have statutory appraisal rights. See “APPRAISAL RIGHTS OF DISSENTING OWNERS” for further details. For the foregoing reasons, the Board of Directors has found that the absence of a representative to act solely for the security holders does not adversely affect the procedural fairness of the reverse stock split to the security holders.

THE REVERSE STOCK SPLIT

Basic Terms

          In the reverse stock split, every holder of record of the Company’s common stock at the effective time will be entitled to receive one share of new common stock in exchange for every 2,000 shares held by such person immediately prior to the effective time. No fractional shares will be issued. Instead and in lieu of issuing fractional shares to shareholders who would otherwise be entitled to receive a fractional share of common stock as a result of the reverse stock split, the Company will pay cash consideration at the rate of $0.40 for each share of common stock that was outstanding immediately prior to the effective time but was not converted into a full share of post-split common stock.

          The time for determining the shares of common stock that will be subject to the reverse stock split will be the time that the Amendment is filed with the Florida Secretary of State and becomes effective by its terms, which we estimate will be March 27, 2009. In no event, however, will the effective time of the reverse stock split be earlier than the 20th day after this Information Statement is sent or given to those persons or entities that held common stock as of the Approval Record Date.

Procedure Following the Reverse Stock Split

          As soon as practical after the consummation of the reverse stock split, the Company will mail a letter of transmittal to each shareholder. The letter of transmittal will contain instructions for the surrender of stock certificates to the Company in exchange for the payment of the cash consideration. A copy of the Form Transmittal Letter is attached hereto as Appendix D and incorporated herein by this reference. No cash payment will be made to any cashed-out shareholder until the shareholder has surrendered his or her outstanding certificates, together with the completed letter of transmittal, to the Company. Upon receipt of the stock certificates and properly completed letters of transmittal, the Company will issue new certificates for whole shares and will make the appropriate cash payment for all fractional shares within approximately 20 business days. No service charges will be payable by security holders in connection with either the issuance of new stock certificates or the payment of cash in lieu of issuing fractional shares because the Company will bear those expenses. The Company will not pay interest on cash sums due to any shareholder in connection with the reverse stock split.

          After the effective time of the reverse stock split, shareholders will have no rights as shareholders with respect to the pre-split shares of common stock or the fractional shares that resulted from the reverse stock split, whether or not those shareholders have been paid cash consideration. All shareholders will receive one stock certificate for every 2,000 shares exchanged and all fractional shares will be redeemed

          For payment purposes, shareholders holding common stock in a street name through a nominee, such as a bank or broker, will be treated in the same manner as shareholders whose shares are registered in their own names. Nominees will be instructed to effect the reverse stock split for their beneficial holders so that such beneficial holders will receive the cash consideration for their fractional shares. However, some nominees may have special procedures, so to assure prompt payment of the cash consideration, shareholders holding shares in street name should contact their nominees.

          Generally, shareholders who hold shares in street name will be contacted by their broker or other institutional manager and receive from them a copy of the transmittal letter and instructions for surrendering their stock certificates in exchange for new shares and cash consideration for fractional shares, if any. They will transmit their instructions to their representative, who in turn will electronically transmit their shares to the Company.

          The Company will act as its own exchange agent to accept existing common stock certificates, will issue one stock certificate for every 2,000 pre-split shares held by each shareholder, and will send cash payments in lieu of issuing fractional shares. All stock certificates outstanding immediately prior to the effective time evidencing ownership of common stock will be deemed cancelled without further action by their holders as of the effective time. Please do not send any stock certificates to the transfer agent or to the Company in connection with the reverse stock split until you receive and complete a letter of transmittal.

          Escheat Laws. The unclaimed property and escheat laws of various states provide that under circumstances defined in those states’ statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to us, or who do not return their stock certificates and request payment therefor, generally will have a fixed period of years from the effective time in which to claim the cash payment payable to them. For shareholders who reside in other states or whose last known addresses (as shown by our records) are in states other than Florida, those other states may have abandoned property laws that call for the state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state. Under the laws of those other jurisdictions, the “holding period,” the time period that must elapse before the property is deemed to be abandoned, may be shorter or longer than three years. If we do not have an address for the holder of record of the shares, then we would turn over unclaimed cash consideration to our state of incorporation, the state of Florida, in accordance with its escheat laws.

Source of Funds and Financial Effects of the Reverse Stock Split

          The Company and the Principal Group estimate that they will use approximately $225,000.00 to $260,000.00 in cash to complete the reverse stock split, which includes cash payments to be made in lieu of issuing fractional shares, professional fees and other expenses related to the transaction. Total cash paid to shareholders in lieu of fractional shares will be approximately $183,322.00. This estimate is based upon the number of shares outstanding, less the number of shares held by the

Principal Group and the Non-Principal Group, multiplied by $0.40 per pre-split share plus an additional estimate of the number of fractional shares that will accrue to the Principal Group and the Non-Principal Group as a result of the reverse stock split also multiplied by $0.40 per pre-split share.

          In addition, the fees and expenses that have been incurred and that are estimated to be incurred in connection with the reverse stock split and the transactions related thereto include $40,000 for valuation services, auditors, legal counsel, and printing, mailing and miscellaneous costs in connection with the mailing of this Information Statement.

          The cash consideration to be paid in connection with the reverse stock split and other expenses of the reverse stock split will be paid with the Company’s available cash and credit, cash from operations, and bank borrowings to the extent necessary.

          The reverse stock split and the use of the Company’s available cash and credit to complete the reverse stock split, which includes professional fees and other expenses related to the transaction and cash payments to be made in lieu of issuing fractional shares, are not expected to adversely affect capitalization, liquidity, results of operations or cash flow. The Company will bear all reasonable expenses, excluding brokerage commissions and taxes, if any, related to implementation of the reverse stock split.

Accounting Consequences

          The reverse stock split will also change the par value of the Company’s common stock to $0.02 per share. The reverse stock split will result in an increase in per share net income or loss and the per share net book value of the common stock because fewer shares of common stock will be outstanding. The Company’s financial statements and supplementary financial information, included in the Form 10-KSB attached hereto at Appendix F of this Information Statement, do not reflect the reverse stock split. Further, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not incorporated by reference herein.

Certain Legal Matters

          Neither the Company nor any member of the Principal Group is aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by the reverse stock split, nor any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required to consummate the reverse stock split, other than approvals, filings or notices required under federal and state securities laws and the corporate laws of the State of Florida.

          The Company is currently involved with one legal matter. Case No. 04-8784 was filed by the Company against Siemens Building Technologies, Inc. (“Siemens”) in the 11th Judicial Circuit Court in Miami-Dade County. This matter arose out of a subcontract between the Company and Siemens for the installation of a fire alarm system at the Fountainbleau Hilton Hotel. Siemens failed to provide approved engineered drawings and caused other time delays and extra work. As a result, the Company brought suit against Siemens for breach of contract, fraudulent misrepresentation and negligent misrepresentation for damages in excess of $1,000,000. Siemens counterclaimed for damages in excess of $500,000. Counsel for the Company has indicated that there will be no material adverse effect on the Company from this action. The Form 10-KSB, included as Appendix F of this Information Statement, provides further information regarding this legal matter. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not incorporated by reference herein.

Conduct of Business After the Reverse Stock Split - Future Company Plans

          Following the reverse stock split, the Company will no longer be a public company, but rather will operate as a private company. The Company’s business and operations will continue as they are currently being conducted and, except as disclosed in this Information Statement, the reverse stock split is not anticipated to materially affect the conduct of business. The Company will continue to be subject to substantially the same risks and uncertainties after the reverse stock split.

          There are no existing voting agreements that would have an impact on future business plans of the Company.

Reservation of Right to Abandon the Reverse Stock Split

          The Board of Directors has retained the right to abandon the reverse stock split, even though approved by the shareholders, if it determines prior to the effective time that the reverse stock split is not then in the best interests of the Company or any of its shareholders. The Board will meet in the event of any extraordinary difficulties in financing or procedurally accomplishing the reverse stock split transaction and will vote on whether to abandon the reverse stock split. If such action is taken, the Board will send letters to all shareholders notifying them of the decision. If the reverse stock split is not implemented, then the Company will be unable to terminate its public reporting until its has fewer than 300 holders of record of common stock and satisfies certain other requirements of the Securities and Exchange Commission.

          We do not foresee any non-financial circumstances which would prevent the transaction from taking place as presented, but it is always possible that some unforeseen market or business circumstance could arise to cause the Board to re-evaluate the transaction.

APPRAISAL RIGHTS OF DISSENTING OWNERS

          Section 607.1302 of the Florida Statutes gives you the rights of dissenting owners if you choose to exercise those rights. The rights of dissenting owners are found in Florida Statutes Sections 607.1301-607.1333, inclusive. A shareholder who wishes to assert appraisal rights must deliver written notice of intent to demand payment before the shareholders meeting at which the vote will be taken. The meeting of shareholders will take place on March 17, 2009.

          Any shareholder that would receive in connection with the Reverse stock split cash in lieu of any fractional share of common stock to which such shareholder would otherwise be entitled may instead demand payment of the fair value of such fractional share, if the holder believes that the proposed payment of $0.40 per share does not accurately reflect that fair value, by giving the Company written notice of such demand, substantially in the form attached as Appendix C to the Information Statement, sent by first class mail, by reputable overnight business courier, or by hand to the principal business offices of the Company at 17850 N.E. 5th Avenue, Miami, Florida 33162, not later than May 14, 2009. [607.1302, 607.1321(1)(a), 607.1322]

          Any shareholder demanding payment of the fair value of a fractional share must also deposit all certificates representing shares of Common Stock with the Company. The shares must be sent by first class mail, by reputable overnight business courier, or by hand to the Company, by the date referred to herein.[607.1323]

          Any shareholder who does not timely demand payment of the fair value of such shareholder’s fractional share or does not timely deposit all certificates representing shares of Common Stock with the Company as provided above will not be entitled to appraisal of such shareholder’s fractional share under the dissenters’ rights provisions of the Florida Statutes. [607.1323(3)]

          If the shareholder states on the form as attached as Appendix C to the Information Statement that the shareholder accepts the offer of the Company to pay the Company’s estimated fair value for the shares, the Company shall make such payments to the shareholder within ninety days after the Company’s receipt of the form from the shareholder. [607.1324(1)]

          The appraisal notice as provided for and described in Section 607.1322 of the Florida Statutes, must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must state, among other things, the corporation’s estimate of the fair value of the shares and an offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value. The appraisal notice must also be accompanied by financial statements of the corporation, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any. If the offer is not accepted, the shareholder may provide the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest. [607.1322]

          If a demand for payment remains unsettled, the Company must commence a proceeding in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in the State of Florida within sixty days after receiving such demand, and petition the court to determine the fair value of the subject fractional share and accrued interest. If the Company fails timely to commence such a proceeding, any shareholder who has made a demand may commence the proceeding in the name of the corporation. [607.1330]

          The costs of any such proceeding will be borne by the Company, except to the extent that the court finds the dissenting shareholder acted arbitrarily, vexatiously, or not in good faith in demanding payment, in which case the court may assess an equitable amount of such costs against the dissenting shareholder. The court may also assess the fees and expenses of counsel and experts to either party to any such proceeding against the other is such other party acted arbitrarily, vexatiously, or not in good faith in exercising its rights under the dissenters’ rights provisions of the Florida Statutes (or, in the case of the Company, if it did not substantially comply with the requirements of such provisions). [607.1331]

          The foregoing is a summary of material terms of the dissenters’ rights provisions of the Florida Statutes. It does not include or summarize all information regarding the rights of dissenting shareholders in connection with the Reverse stock split. Shareholders are urged to read carefully the full text of such provisions which are attached hereto in order to understand the full extent of and any applicable limitations on such rights.

OTHER INFORMATION

Background Information Concerning Filing Persons

          The filing persons under Rule 13e-3 of the Exchange Act are Edd Helms Group, Inc., the subject company, and the members of the Principal Group. The principal executive office for Edd Helms Group, Inc. and the business address for the members of the Principal Group is 17850 N.E. 5th Avenue, Miami, Florida 33162, and the telephone number is (305) 653-2520. The members of the Principal Group own a majority of the common stock of the Company.

          Each member of the Principal Group is a citizen of the United States. None of these persons has been convicted in any criminal proceeding in the past five years nor are they the subject of any administrative proceeding in the past five years that resulted in a judgment, decree or final order that involved any injunction or finding of any violation of federal or state securities laws.

Background Information Concerning Directors, Executive Officers and Controlling Shareholders

          Directors. The name and experience of each of our directors for at least the past five years and certain other information concerning each director has been furnished by the director and is set forth below. Each of the directors uses as a business address the Company’s address at 17850 N.E. 5th Avenue, Miami, Florida 33162.

          W. Edd Helms, Jr., age 62, has been the Company’s Chairman of the Board of Directors, President, and Chief Executive Officer since 1985. Edd Helms is also the President of Edd Helms Air Conditioning, Inc., Edd Helms Marine Air Conditioning & Refrigeration, LLC, and Datatelcom, Inc., all of which are wholly owned subsidiaries of the Company. Edd Helms also served as the Chief Financial Officer of Edd Helms Group, Inc. until March 2005. Prior to the merger of Edd Helms Incorporated with and into the Hotelecopy, Inc. (“Merger”), Edd Helms was the President and Director of Edd Helms, Incorporated. Edd Helms graduated in 1968 from the Joint Apprenticeship Program of the National Electrical Contractors Association and International Brotherhood of Electrical Workers. Edd Helms is the brother of L. Wade Helms. Mr. Helms has not been convicted in a criminal proceeding within the past five years. Mr. Helms has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Helms is a citizen of the United States of America. 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520.

          L. Wade Helms, age 51, has been the Company’s Executive Vice President, Secretary, Treasurer, and Director since the Merger. From February 1986 until the effective date of the Merger, Mr. Helms served in the capacity of Executive Vice President and a Director of Hotelecopy. From 1983 to 1986, he was the Chief Financial Officer and Vice President of Edd Helms, Incorporated and he served as a Director of Edd Helms, Incorporated from 1984 until 1990. Wade Helms graduated in 1979 from Florida Statue University with a Bachelors Degree in Economics. Mr. Helms has not been convicted in a criminal proceeding within the past five years. Mr. Helms has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Helms is a citizen of the United States of America. 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520

          Walter Revell, age 73, has been Chairman of the Board and CEO of Revell Investments International, Inc. since 1984. He was also Chairman of the Board and CEO of H.J. Ross Associates, Inc., consulting engineers and planners, from 1991 through 2002. He was President, CEO and a director of Post, Buckley, Schuh & Jernigan, Inc., consulting engineers and planners, from 1975 through 1983. He served as Secretary of Transportation for the State of Florida from 1972 to 1975. He is also a director of Rinker Group Limited, an international manufacturer and supplier of construction materials; Calpine Corporation, a major electric power producer; International Finance Bank; The St. Joe Company, a large real estate developer; and NCL Corporation Ltd., parent company of Norwegian Cruise Line and other brands. Mr. Revell has not been convicted in a criminal proceeding within the past five years. Mr. Revell has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Revell is a citizen of the United States of America. 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520

          Edward J. (Ted) McCarthy, age 64, is currently Vice President and General Manager of William Lehman Leasing Corporation, a position he has held since 1976. William Lehman Leasing is a 32 year old company associated with the William Lehman Dealership Organization. Mr. McCarthy has been with leasing since 1973. He has also served as Vice President and General Manager of William Lehman Dodge from 1985 to 1987 and Vice President and General Manager of William Lehman Isuzu, Suzuki and Subaru from 1991 to 1999. Mr. McCarthy has not been convicted in a criminal proceeding within the past five years. Mr. McCarthy has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. McCarthy is a citizen of the United States of America. 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520

          John Salvaggio, age 46, is currently the Chief Financial Officer at Rupari Food Services, Inc., an importer and manufacturer of food products based in Deerfield Beach, Florida. Mr. Salvaggio has been with Rupari Foods since 2005. He held finance and accounting positions at Traveleaders Group from 2000 until 2005, at Prosource Distributors from 1997 until 2000, at Ryder Systems from 1994 until 1997, at Burger King Corporation from 1989 until 1994, and at Deloitte & Touche from 1986 until 1989. He graduated in 1985 from the University of Florida with a Bachelors Degree in Accounting and earned his MBA from Florida International University in 1990. Mr. Salvaggio is a CPA in the state of Florida. Mr. Salvaggio has not been convicted in a criminal proceeding within the past five years. Mr. Salvaggio has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Salvaggio is a citizen of the United States of America. 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520.

          Executive Officers. The name and experience for at least the past five years and certain other information concerning each such executive officer has been furnished by the executive officer and is set forth below. Each of the officers uses as a business address the Company’s address at 17850 N.E. 5th Avenue, Miami, Florida 33162.

          W. Edd Helms, Jr. (See Mr. Helms’ information under the heading “Directors” above)

          L. Wade Helms (See Mr. Helms’ information under the heading “Directors” above)

          Dean A. Goodson, age 40, has been the Chief Financial Officer since March 2005. From May 2003 until March 2005, Mr. Goodson was the Company’s Controller. From 1999 until 2003 he was employed by a variety of companies with responsibilities ranging from ERP systems implementations to corporate mergers and acquisitions. From 1992 until 1999 he was employed at Rinker Materials Corporation with his last position being Field Controller. From 1991 to 1992 he was employed at Tri-City Electric as a Staff Accountant. Dean Goodson graduated in 1991 from Florida International University with a Bachelors Degree in Accounting. Mr. Goodson has not been convicted in a criminal proceeding within the past five years. Mr. Goodson has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Mr. Goodson is a citizen of the United States of America. 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520

          Other controlling shareholders.

          Carol A. Helms – Deceased (September 25, 2006).

          Sherrie Helms - 17850 N.E. 5th Avenue, Miami, Florida 33162; (305) 653-2520. Ms. Helms has been employed by Edd Helms Electric, LLC, a subsidiary of Edd Helms Group, Inc. for the past five years as Account Representative. Ms. Helms has not been convicted in a criminal proceeding within the past five years. Ms. Helms has not been a party to any judicial or administrative hearings related to securities laws during the past five years. Ms. Helms is a citizen of the United States of America.

          Charlene Helms Freedland – home address is 2910 Medina Circle, Weston, Florida 33332. Charlene Helms Freedland has not been employed during the past five years. She has not been convicted in a criminal proceeding within the past five years nor has she been a party to any judicial or administrative hearings related to securities laws during the past five years. Charlene Helms Freedland is a citizen of the United States of America.

          Vicki Helms – home address is 15410 Gauntlet Hall Manor, Davie, Florida 33331. Ms. Helms has been employed by the Broward County School Board as a High School English teacher since 1980. She has not been convicted in a criminal proceeding within the past five years nor has she been a party to any judicial or administrative hearings related to securities law during the past five years. Ms. Helms is a citizen of the United States of America.

          Other Background Information. Neither the Company nor any of our executive officers or directors, has been convicted in any criminal proceeding in the past five years and was not the subject of any administrative proceeding in the past five years that resulted in judgment, decree or final order that involved any injunction or finding of any violation of federal or state securities laws. Each of our executive officers and directors is a citizen of the United States.

Security Ownership of Certain Beneficial Owners and Management

          As of the Approval Record Date, there were 11,210,304 shares of common stock, $0.01 par value, of the Company issued and outstanding. The following table sets forth information as of the Approval Record Date regarding the beneficial ownership of common stock by each of our directors; each of our executive officers; and all of our directors and executive officers as a group. Excepting the Principal Group, there is no person known by us to beneficially own 5% or more of the outstanding shares of common stock as of the Approval Record Date.

          The following table also sets forth hypothetical information regarding the beneficial ownership of the persons listed above assuming the effective time of the reverse stock split occurred on the Approval Record Date.

          None of our directors has informed us that he intends to oppose any action to be taken by us concerning the reverse stock split transaction.

	As of the Approval Record Date		As If the Reverse Stock Split Occurred on the Approval Record Date

Name and Address	Number of Shares	Percentage of Class (1)	Number of Shares	Percentage of Class (1)

W. Edd Helms, Jr. (2)	9,590,311	83.38%	4,795	89.19%
L. Wade Helms (3)	52,147.46%		26.4%
Walter Revell (4)	25,935.24%		12.2%
Edward McCarthy (5)	2,580	—	1.01%
John Salvaggio	None	—	None	—
Dean A. Goodson	None	—	None	—
All officers and directors	9,670,973	84.08%	4,835	89.8%

          Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission under the Exchange Act and generally includes voting or investment power with respect to securities. Each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable.

          (1) For each individual and group in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 11,210,304 shares of common stock outstanding on the Approval Record Date.

          (2) Mr. W. Edd Helms, Jr. is the direct and beneficial owner of these shares.

(3) Mr. L. Wade Helms is the direct and beneficial owner of 50,000 of these shares and shares ownership in 2,147 of these shares with Vicki Helms.

(4) Mr. Revell is the direct and beneficial owner of these shares.

(5) Mr. McCarthy is the direct and beneficial owner of these shares.

Market Prices of Common Stock and Dividend Policy

The Company’s common stock is traded over-the-counter pink sheets (OTCPK) under symbol “EDDH” The following table sets forth the range of high and low closing prices for the calendar periods set forth below.

	High	Low

Fiscal 2007

1st Quarter	$0.51	$0.35
2nd Quarter	$0.50	$0.37
3rd Quarter	$0.48	$0.42
4th Quarter	$0.58	$0.40

Fiscal 2008

1st Quarter	$0.50	$0.40
2nd Quarter	$0.60	$0.40
3rd Quarter	$0.42	$0.35
4th Quarter	$0.42	$0.35

          On the Approval Record Date, the approximate number of record holders of the Company’s common stock, $0.01 par value, was 1,294. This number includes beneficial owners of shares held in “nominee” or “street” name.

          The Company has never declared any dividends on its common stock and its Board of Directors does not currently intend to pay any cash dividends on our common stock in the foreseeable future. Payment of cash dividends is at the discretion of the Board of Directors and depends on earnings, financial condition, capital requirements and other relevant factors.

Ratio of Earnings to Fixed Charges

	May 31, 2006	May 31, 2007	May 31, 2008	August 31, 2008
Earnings before taxes	1,280,360	1,364,442	(96,029)	40,272
Interest	24,704	37,175	28,833	4,718
Earnings Available for Fixed Charges	—	—	—	—
Fixed Charges: Interest	—	—	—	—
Ratio of Earnings to Fixed Charges	—	—	—	—

          For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges consisting of interest expense.

Book Value per Share

August 31, 2008
Total Shareholders’ Equity	$5,257,343
Shares Outstanding	11,210,304
Book Value per share	$0.47

Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations

          See Appendix F to this Information Statement for audited financial statements as of May 31, 2008 and 2007 and Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          None.

Forward-Looking Statements

          This Information Statement contains forward-looking statements with respect to the impact on our company of the reverse stock split and other matters. The forward-looking statements include statements regarding our intent, belief, or current expectations, as well as the assumptions on which those statements are based. The forward-looking statements are not guarantees of future performance and occurrences and involve risks and uncertainties. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, declining economic conditions, including a slowdown or recession; the Company’s ability to maintain and increase revenues; the competitive nature of the industry; the Company’s ability to attract and retain qualified personnel; inability to control costs; changes in pricing; changes in business strategy or development plans; and other factors set forth in the Company’s Annual Report on Form 10-KSB for the fiscal year ended May 31, 2008 and other interim reports filed from time to time with the Securities and Exchange Commission. Actual results, events and performance may differ materially.

Where You Can Find Additional Information

          The reverse stock split will result in a “going private” transaction subject to Rule 13e-3 of the Exchange Act. The Company and the Principal Group are filing a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the reverse stock split simultaneously with the filing of this Information Statement. The Schedule 13E-3 contains additional information about us. Copies of the Schedule 13E-3 are available for inspection and copying at our principal executive offices during regular business hours by any interested shareholder, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written or oral request directed to W. Edd Helms, Jr., President and Chief Executive Officer, at the following address: Edd Helms Group, Inc., 17850 N.E. 5th Avenue, Miami, Florida 33162; telephone number (305) 653-2520.

          We are currently subject to the information requirements of the Exchange Act and file periodic reports, and other information with the Securities and Exchange Commission relating to our business, financial and other matters. Copies of such reports, proxy statements, this Information Statement and other information, as well as the Schedule 13E-3, may be copied (at prescribed rates) at the public reference facilities maintained by the Securities and Exchange Commission at these facilities currently located at 100 F Street, NE, Room 1580, Washington, D.C. 20549 and may be relocated by the Securities and Exchange Commission in the near future. For further information concerning the Securities and Exchange Commission’s public reference rooms, you may call the Securities and Exchange Commission at 1-800-SEC-0330 [1-800-732- 0330]. Some of this information may also be accessed on the World Wide Web through the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

Dated: April ___, 2009		THE BOARD OF DIRECTORS OF
EDD HELMS GROUP, INC.

By:

Dean A. Goodson
As:	Chief Financial Officer

By:

W. Edd Helms, Jr.
As:	Chief Executive Officer